UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	13 August 2026 - “Launch & price: $2bn three-tranche bond offering”

99.1

Haleon launches and prices three‐tranche, $2 billion fixed rate USD denominated bonds

13 August 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces that on 12 August 2026, its wholly-owned subsidiary, Haleon US Capital LLC (the "Issuer"), launched and priced a $2bn SEC-registered bond offering (the "Offering"), consisting of the following notes. The Offering is scheduled to settle on 21 August 2026.

●           $600,000,000 of senior fixed rate notes with a coupon of 4.625% maturing in 2029;
●           $600,000,000 of senior fixed rate notes with a coupon of 4.875% maturing in 2031; and
●           $800,000,000 of senior fixed rate notes with a coupon of 5.375% maturing in 2036.

(collectively, the "Notes")

Payment of principal and interest is fully and unconditionally guaranteed by Haleon plc. The Company expects to use the net proceeds of the Offering together with cash on hand, if necessary, to repurchase in whole or in part the Issuer's outstanding $1,999,350,000 3.375% Fixed Rate Senior Notes due March 2027 in the concurrent tender offer announced on 11 August 2026, and for general purposes of the Company and its subsidiaries.

Barclays Capital Inc., BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and Mizuho Securities USA LLC acted as Joint Book-Running Managers on the Offering.

This announcement is not an offer to purchase or a solicitation of an offer to sell any of the notes subject to the concurrent tender offer and shall not constitute an offer to sell or the solicitation of an offer to buy the Notes either in the United States or any other jurisdiction, nor shall there be any sale of Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of Notes in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the SEC by Haleon plc, Haleon US Capital LLC and Haleon UK Capital plc.

The Issuer and the Company have filed a registration statement (File Nos. 333-297789 and 333-297789-02), including a prospectus and a preliminary prospectus supplement, with the SEC for the Offering to which this communication relates. Investors should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer and the Company have filed with the SEC for more complete information about the Issuer, the Company and this Offering. These documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Company, any underwriter or any dealer participating in the Offering will arrange to send the prospectus and the preliminary prospectus supplement if requested by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc. toll-free at 1-800-294-1322; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; or Mizuho Securities USA LLC toll-free at 1-866-271-7403.

Cautionary note regarding forward-looking statements

Certain statements contained in this announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects," "anticipates," "believes," "targets," "plans," "intends," "aims," "projects," "indicates," "may," "might," "will," "should," "potential," "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this announcement are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, including the use of proceeds from the Offering, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions, realizations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

Treasury
Mike Rowe	+44 7775 012365
Ben Checkland	+44 7823 370368
Email: cf-treasury@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 13, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary